Anh55

OFFERING MEMORANDUM

facilitated by



BeTu Clothing

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	BeTu Clothing
State of Organization	MA
Date of Formation	10/26/2020
Entity Type	Limited Liability Company
Street Address	15 Channel Ctr St, Boston MA, 02210
Website Address	anh55.com

(B) Directors and Officers of the Company

Key Person	Anh Sawyer
Position with the Company Title First Year	 Founder, CEO 2023
Other business experience (last three years)	Experience: Founder and CEO, Anh55, Jan 2023-present President, B&M/Teamshares Network, August 2022-Dec 2022 Executive Director, SEACMA, 2011-2022 *Co-Founder and CEO, Arts Bridge International, 2012- present* Co-Founder and CEO, Philip Sawyer Designs and Associates, 2004 -present

Key Person	Philip Sawyer
Position with the Company Title First Year	 Founder and CEO 2023
Other business experience (last three years)	Experience: *COO, Anh55, 2023- present* *Faculty and Critic, Rhode Island School of Design, 2011- present* *Co-Founder and CEO, Arts Bridge International, 2012- present* Co-Founder and COO, Philip Sawyer Designs and Associates, 2004 -present

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Anh Sawyer	80%
Philip Sawyer	20%

(D) The Company's Business and Business Plan

Meet Anh55

Anh55 Company is a sustainable and socially impact clothing company providing exquisite clothes for people who want to do good, live well and look great.

- Anh Vu and Philip Sawyer are co-founders of Anh55.
- Striving for "Excellent Everything" is Anh Vu and Philip Sawyer's motto for more than 40 years of partnership in life and in making exquisite clothes.
- Anh is an awarded social impact leader, a life-long social entrepreneur, a designer, a clothes (and shoes) lover, and a former Vietnamese refugee. Anh helped the successful startup of several national companies (People Express Airlines, Scanning America). Anh has worked with refugees for more than 3 decades, and is most happy when she gets to wear clothes made by Philip.
- Philip teaches at the Rhode Island School of Design and has been designing and working in bespoke and ready-to-wear clothing for more than 4 decades. Philip is most happy when he has one of his (12) shears in his hands!
- Anh and Philip are very different from each other, like Ying and Yang. Their clothes are like them: a combination of playfulness, imagination, edgy, like Anh, and sophisticated, thoughtful and "couture", like Philip.

MARKET AND COMPETITION

Anh55 use the hybrid business model with e-commerce and brick-and-mortar.

- Research indicates that while there is a strong following for eco-friendly products and "green" businesses, around 79% of consumers still wish brands and retailers would offer more eco-conscious styles.
- We expect Boston will reflect the upward trend of the global ethical fashion market, expected to grow to $11.12 billion in 2027 at a CAGR of 8.0%.
- Our main competitors are Eileen Fisher, Everlane and Patagonia, whose products are not gender neutral and sacrifice attractiveness and beauty for eco-friendliness.
- For the Boston market, while these are reputable brands, we differentiate ourselves as the only store that also offers bespoke service and gender neutral clothing in the area.
- Anh55's established woman customers, who are 45-64 years old, look for clothes that represent who they are: intelligent, stylish, well-informed and impactful. They represent the largest demographic segment in the U.S, 1/3 of the country's population, 25% of the $200 billion women's apparel market. They are the largest group who spend the most money buying clothes for others. BUT they are ignored by the apparel industry.
- Anh55's Boston store caters to clients who live and work in the Seaport District, downtown, Beacon Hill, and South Boston waterfront districts.
- Our customers hate fast fashion and greenwashing, and are well informed about current social and climate issues.
- Anh55's customers heartily embrace a socially-impactful lifestyle and actively look for well-designed, eco-friendly, high-quality, and made-in-USA services and products.

The Team

Anh Vu Sawyer, Co-Founder, CEO

Anh Vu Sawyer is Anh55's founder and president. Anh is a former Vietnamese refugee, who has 10 years in the garment industry business as the co-founder of Philip Sawyer Design (www.PhilipSawyer.com). As founder and CEO of Anh55, founded in Jan 2023, Anh will be in charge of sales, finance, design, marketing, and public relations. Anh has 20 years of experience

serving immigrants, refugees, low-income families and ethnic minorities in Asia and the US. From 2012-2022, Anh was the Executive Director for a non-profit serving immigrants and refugees from all over the world to successfully integrate and access opportunities to rebuild their lives while preserving their cultural heritage. During her directorship, her organization provided services to 20,000 client contacts annually, including more than 200 clients employed.

Since the pandemic, Anh helped 11 minority and women-owned small businesses to obtain grants and open during the pandemic. They are still thriving. She was inspired by MA and Boston's economic development efforts and ESG policy but found many Asian and minority entrepreneurs are reluctant to start a business and would put up with low wages and poor working conditions. Leaning on her past experience in the garment industry and her firm belief in investing in the human capital of displaced people who possess some of the world's most beautiful embroidering and weaving cultural heritage, Anh decided to retire from her job in 2022 to start Anh55, a social impact small business. Anh believes her new endeavor will be helpful to other women and minority-owned businesses while helping Asian American ethnic minorities to preserve their cultural weaving and embroidering heritage.

Anh received numerous awards, including the MIT Innovation Award, Massachusetts Non-Profit Network Excellence Award, Boston Globe's Everyday Heroes, and Worcester Business Journal Hall of Fame (Central Massachusetts business professionals who most effectively leverage their power to have an outsized influence on the region's economy and community).

Anh received her education from Calvin College, MIT, and Harvard.

Philip Sawyer, Co-Founder, COO

Philip Sawyer is the COO of Anh55 and president of Philip Sawyer Designs (www.philipsawyer.com). Philip is a professor at the Rhode Island School of Design and has 30 years of experience in design, pattern making and fine sewing techniques. Since 2009, he has had a loyal following of private and bespoke clientele. In addition to providing his excellent bespoke and custom-made services for wedding and formal events, Philip will direct Anh55's sample making, patternmaking, production, fabric selection and fine-sewing technique training. In 2012, he authored "History and Design of Men's Suit". In 2021-2022, Philip and Anh collaborated with Professor Jasmina Burek, UMass Lowell, on research on sustainable practices. https://www.uml.edu/office-sustainability/practices/purchasing/clothing.aspx

Philip received his education from Wheaton College and Columbia University.

THE OPPORTUNITY

Thank you for joining us on this beautiful and blessed journey. Together, we can change the fashion industry to be a sustainable clothing-buying practice, making a lasting & positive social and environmental impact.

- Funds raised during this round will go towards securing and building out our location, as well as providing working capital.
- Based on robust data of increased demand for sustainable socially-impactful practices and low supply for similar products in the Boston area, emerging gender neutral clothes and with key team members' reputation of excellent work (sales, production, management, network), we expect 200% growth in the second year.

HIRING DIVERSE TALENT

Anh55 is proud to have a wonderful talented and diverse team who speak 7 languages.

- Every one of Anh55's garments directly provides economic development and economic mobility to our label-making team members who are woman refugees and ethnic minorities in Massachusetts and in three refugee camps in Southeast Asia.
- Anh55 partners with Refugees and Immigrants Cultural Empowerment of Massachusetts (RICEMA) who assists our refugee staff with ESL and access housing and education.
- Most importantly, Philip and Anh firmly believe in taking good care of our staff because they are the most important part of our business

Sustainability

Anh55 is slow fashion with environmental and social impact as the core of our mission.

- Our quality and timeless clothes allow people to keep and wear them longer.
- Many of our clients still keep and wear the clothes they bought from us years ago. Some are more than 30 years!
- Since 1985, we have been working with companies and mills who provide sustainable textiles and have ethical practice.

Our Offerings

Anh55 offers exquisite designs, fine workmanship, and timeless eco-friendly clothes for people of different ages and genders who want to be socially impactful while looking fabulous.

- Our ready-to-wear makes you look great throughout the day, on your bike, in the office, the board room and after-work parties.
- Anh55 also offers Philip's well-loved bespoke service for weddings and special events. Or for anyone who wants to have something beautiful made just for them... because they deserve it.
- Our clothes embraces the integrity of clothes and clothes-making: well-made, the wearers look even better than they are, materials that feel good on our body and are kind to our planet.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF

THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$35,000
Offering Deadline	January 31, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Operating Capital	$32,637	$115,630
Mainvest Compensation	$2,362.5	$8,370
TOTAL	$34,999.5	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.4 - 1.4%[2]
Payment Deadline	2031-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.55 x 1.45 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.71%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.4% and a maximum rate of 1.4% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$35,000	0.4%
$57,250	0.7%
$79,500	0.9%
$101,750	1.1%
$124,000	1.4%

[3] To reward early participation, the investors who contribute the first $75,000.0 raised in the offering will receive a 1.55x cap. Investors who contribute after $75,000.0 has been raised in the offering will receive a 1.45x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are

attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Anh Sawyer	80%
Philip Sawyer	20%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Anh55 has been operating since Jan 2023 and has since achieved the following milestones:

- Opened location in Boston, MA

- Secured funding for a 3-year lease

- Acquired 11 sewing machinery

- Acquired 200-client list from the previous company

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of June 30, 2023, Anh55 has debt of $0 outstanding and a cash balance of $1,000. Anh55 may require additional funds from alternate sources at a later date.

No operating history

Anh55 was established in Jan 2023. Accordingly, there are limited financial statements and information for investors to review. However, Anh55's founder, Anh Vu Sawyer, has 20 years of socially impactful for-profit and nonprofit, and 10 years of experience in the clothing industry, sales, and marketing. Anh55's COO, Philip Sawyer, has 40 years of bespoke tailoring, pattern making and an instructor at the Rhode Island School of Design

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,010,000	$2,080,599	$2,226,241	$2,337,552	$2,407,678
Cost of Goods Sold	$101,000	$208,060	$222,623	$233,754	$240,766
Gross Profit	$909,000	$1,872,539	$2,003,618	$2,103,798	$2,166,912
EXPENSES					
Production/Manufacturing	$202,000	$416,120	$3,782	$3,876	$3,972
Coop Contract	$33,670	$69,360	$74,215	$77,925	$80,262
Wages	$207,000	$350,000	$350,000	$350,000	$350,000
Rent	$36,000	$36,000	$36,000	$36,000	$36,000
Other Operating Expenses	$63,850	$65,446	$67,082	$68,759	$70,477
Operating Profit	$366,480	$935,613	$1,472,539	$1,567,238	$1,626,201

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0.00	$763.00
Accounts Receivable	$0	$0
Short-term Debt	$512.00	$512.00
Long-term Debt	$175.00	$175.00
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-830.00	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V